The Perry Group Joins The Real Brokerage

Salt Lake City-Based Real Estate Team to be Led by Founders Jack and Michael Perry

TORONTO AND NEW YORK -- March 14, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that The Perry Group, based in Salt Lake City, Utah, is joining its growing network of agents.

The Perry Group has a team of more than 85 agents and was ranked as the top team in Utah on RealTrend's Mega Teams list for 2021. The Perry Group was co-founded by Jack Perry and his son, Michael Perry.

"Real estate in both Salt Lake City and the country is changing," said Jack Perry. "People want something new that combines a traditional brokerage with cutting-edge technology. At The Perry Group, we want to provide that for our customers and Real delivers on both fronts. This model is the future of real estate."

Jack, a 13-year veteran of the industry, spent six years at Coldwell Banker, six years at Keller Williams, and one at eXp Realty. Michael, a college football player, entered real estate five years ago. The father-and-son team first worked as solo agents buying Zillow leads and established a team of agents four years ago in the Salt Lake City area.

"A number of leading groups from the Salt Lake City area have recently transitioned to Real and The Perry Group marks another successful team we are proud to add to our community," said Real co-founder and CEO Tamir Poleg. "Buyers are moving in large numbers to Utah and Jack, Michael and the team have a proven track record as leaders in the market."

"We really felt that our vision aligned with Tamir's vision," said Michael Perry. "We want to build organically at scale and do it the right way."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 41 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to The Perry Group joining Real, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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